



Soi Ty Kevin T.

Sr. Project Manager, Scrum Master at Kellogg Company

Greater Chicago Area

InMail   ...

Kellogg Company

R | **Ryerson University**

🪪 **See contact info**

👥 **500+ connections**

I am a business professional and entrepreneur with over 18 years in IT and Digital Marketing focusing on project management of web/mobile application and digital campaign/production. In addition, I have experience managing projects that are client facing in a consultative and collaborative environment. ...

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Experience

Sr. Project Manager, Scrum Master
Kellogg Company
Mar 2018 – Present • 4 mos



Sr. Project Manager
Gorilla Group
Jul 2017 – Feb 2018 • 8 mos
Chicago, Illinois



Program Manager - UX Design
UL
Oct 2016 – May 2017 • 8 mos
Northbrook, IL



Project Manager - Global Innovations, Enterprise App, and Data Architecture (Contract)
JLL
Feb 2016 – Sep 2016 • 8 mos
Chicago, IL



Program Manager/Consultant, Razorfish Commerce
Razorfish
Jun 2014 – Feb 2016 • 1 yr 9 mos
Chicago

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Education


Ryerson University
Architecture
1992 – 1995

Completed three years of Architectural Science.
Major in project management and minors in design and building science.


Ryerson University

Skills & Endorsements

Project Management · 40

Endorsed by **Andrew Oberhofer and 1 other who is highly skilled at this**

Endorsed by **9 of Soi Ty Kevin's colleagues at SapientRazorfish**

Software Project Management · 26

Endorsed by **5 of Soi Ty Kevin's colleagues at SapientRazorfish**

E-commerce · 24

Endorsed by **Kevin Sharkey and 3 others who are highly skilled at this**

Endorsed by **4 of Soi Ty Kevin's colleagues at SapientRazorfish**

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Recommendations

Received (5)   Given (7)


Kevin Sharkey
Business Process Principal Consultant at SAP

November 10, 2015, Soi Ty Kevin worked with Kevin in the same group

Kevin is an exceptional program manager. He does an excellent job managing and coordinating the complexities of very large projects, but what sets him apart is his strong leadership, deep cross-discipline knowledge, and drive to get things done. I'm happy to have had an opportunity to work with Kevin.


Amy Lorengo, PMP, MBA, CCNA, ITIL, CBAP, CSM, CSPO, CSP
Adobe Digital Marketing Consultant, AEM BP, Campaign BP

August 4, 2015, Amy Lorengo, PMP, managed Soi Ty Kevin directly

Soi Ty Kevin is a phenomenal program manager. He is a strong leader, who is proactive, detail-oriented and on top of things. It was his attention to detail that saved the company from some potentially contentious negotiations regarding maintenance work after delivery. Due to his exceptional leadership, his project team successful delivered a very large, high risk, multi-million dollar project that met and exceed expectations. He is one of the best program managers that I have ever worked with and I hope to have the please again one day.

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